For Immediate Release
June 6, 2011
SAP Announces Preliminary Court Approval of Class Action Settlement
WALLDORF, Germany — June 6, 2011 — SAP (NYSE: SAP) today announced that the Superior Court of Alameda County, California (USA) has granted preliminary approval to a settlement of class action litigation arising out of the July 2010 acquisition of Sybase, Inc. by SAP’s subsidiary, SAP America, Inc. The litigation was commenced following the May 12, 2010 announcement of the tender offer by SAP America, Inc. to acquire all of the outstanding shares of Sybase, Inc. common stock. Among other things, certain plaintiffs in the lawsuits claimed that the price paid to Sybase shareholders in the tender offer was too low and that the information disclosed to Sybase shareholders was insufficient.
The settlement affects the rights of persons who held Sybase, Inc. common stock between May 12, 2010, and July 29, 2010 (“Class Members”). Under the terms of the settlement, which was agreed to in principle prior to the closing of the tender offer, investors were provided additional disclosures concerning the transaction; Class Members will release their claims relating to the transaction; and the defendants agreed not to oppose a request for attorney’s fees by plaintiffs’ counsel in an amount not exceeding $1,075,000, with the court ultimately deciding what amount to award to plaintiffs’ counsel.
This is an abbreviated description of the settlement. Class Members may learn more about the settlement, and their rights regarding the settlement, by visiting any of the following websites where a detailed Notice of Settlement of Class Action (“Notice”) is posted.
http://www.rgrdlaw.com/sybasesettlement
http://www.ktmc.com/sybasetakeoverlitigation
http://www.prickett.com/index.html
http://www.weiserlawfirm.com
http://www.gilardi.com
http://www.sap.com/classnotice
http://www.sybase.com
In addition, the court has ordered a copy of the Notice to be mailed to Class Members.
Class Members who wish to take action regarding the settlement must do so no later than August 22, 2011. It is anticipated that the court will hold a hearing on or about September 9, 2011, to determine whether to grant final approval to the settlement.
About SAP
As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device — SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 170,000 customers (includes customers from the acquisition of Sybase) to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.
About Sybase
Sybase, an SAP company, is an industry leader in delivering enterprise and mobile software to manage, analyze and mobilize information. We are recognized globally as a performance leader, proven in the most data-intensive industries and across all major systems, networks and devices. Our information management, analytics and enterprise mobility solutions have powered the world’s most mission-critical systems in financial services, telecommunications, manufacturing and government. For more information, visit http://www.sybase.com. Read Sybase blogs: http://blogs.sybase.com.

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